

AMERICA'S TRAINS
SUNFLOWER

P. Barry Jones · 3rd

Creator, founder, innovator and leader - travel, vacations and transportation

Granbury, Texas · 500+ connections · Contact info

America's Trains Inc

Military college, air f

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P. Barry Jones - innovator, leader and creator
Military, air force
Helicopters, CEO - passenger, exploration fire-fighting
Commuter airline, Developer/Manager
Hovercraft, CEO - passenger, exploration, military
Resorts, CEO/Developer/Manager - USA, Mexico
Hotel bus, CEO
Boutique cruise ships, CEO/Manager
Luxury yachts (Gulets), Developer - Shared ownership
Retail travel, CEO - Agency franchisor, tour operator
Cruise only travel, CEO - Agency franchisor
TV travel shows, Producer
Events, Producer
Luxury train vacations, CEO - Journeys by Rail, Train'Shares

Barry's background - short video
Vimeo

Innovator Leader and Creator

Experience



NOW - CEO
America's Trains Inc.
Jan 2015 – Present · 5 yrs 10 mos
Granbury, Texas, USA

CEO, Founder, 2019 - Luxurious train vacations in the USA and into Canada:
America's Trains (ATs) is filling a significant travel
Journeys by Rail on a growing number of routes th

collaboration with Amtrak and other railroads. ATs
world's finest on all-inclusive Journeys with layove
on board while enjoying nearby attractions and ac
individual/single vacations, (2) Train'Shares (times
and (3) Interval (shared) Ownership of private rail

VACATIONS

Resort - Cruise - Yacht - Train
Jan 1974 – Present · 46 yrs 10 mos
USA, Canada, Carribean

Principal, Officer, Manager - Major vacation resor
Managed and implemented conversion of large re
vacation destinations with upscale accommodatio
promotional events, commercial facilities, and tim

TRANSPORTATION

Hovercraft - Helicopter - Airline, commuter - Bus
Jan 1974 – 2019 · 45 yrs
USA - Canada - Mexico

President, Founder - Large commercial air cushio
Acquired, rebuilt and operated hovercraft with 1,0
land and ice in the US, Canada and Mexico provid
exploration carrying up to two tons of heavy equip

TRAVEL INDUSTRY

Franchising - Marketing - Sales - Also see VACATI
Jan 1974 – 2019 · 45 yrs
USA, Canada, Mexico, Caribbean

President, Founder - Travel industry franchisor:
Created and managed the first national and international travel industry franchise program that
became the largest retail travel chain in North America with new computer management
concepts, travel agent 'college', wholesale tour programs, regional management offi ...see mor

Military

Air Force
Feb 1965 – Nov 1971 · 6 yrs 10 mos
Various

Military College - Flying officer - Air traffic control officer

Education

Military college, air force

Business. military and aviation

Skills & Endorsements

Travel industry prognostication

Diffilcult business issue resolution

Overall smaller business administration

Interests

 **Christopher Elliott**
Author, consumer advocate and journali...
357,565 followers

WSJ **The Wall Street Journal**
8,174,045 followers

 **Peter Greenberg**
Travel Editor at CBS News
86,249 followers

See all